SECU ON

18005165

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8-66612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BELVEDERE TRADING LLC

SEC Mail Processing Section
MAR 01 2018
Washington DC
413

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 2100
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. D'Anna	**(312) 262-3442**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – if individual, state last, first, middle name)

1 South Wacker	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

OATH OR AFFIRMATION

I, **William D'Anna**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Belvedere Trading LLC** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Controller Belvedere Trading LLC
Title

Subscribed and sworn to before me this

28 day of February, 2018

Official Seal
Jennifer R Punter
Notary Public State of Illinois
My Commission Expires 07/22/2020

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member of Belvedere Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belvedere Trading LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 28, 2018

BELVEDERE TRADING LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	14,319
Derivatives, fair value		5,735,570,421
Securities owned, at fair value		150,606,341
Memberships and stock in exchanges, at cost (fair value $5,842,000)		4,929,970
Other receivables		5,815,654
Receivables from broker-dealer		21,632,496
Other assets		31,420
	$	5,918,600,621
Liabilities and Member's Equity		
Liabilities:		
Derivatives, at fair value	$	5,785,094,244
Securities sold short, at fair value		62,623,992
Payables to affiliates		4,768,087
Accounts payable and accrued expenses		4,576,344
		5,857,062,667
Member's equity		61,537,954
	$	5,918,600,621

See accompanying notes to financial statements

1. Organization and Business

Belvedere Trading LLC (the "Company"), an Illinois limited liability company, was formed in January 2002. The Company is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority. The Company is primarily a market maker buying, selling and dealing as a principal in U.S. exchange traded securities and derivative financial instruments. In addition to the Company's market making activity, the Company also engages in the proprietary trading of other exchange-traded equity securities, equity and index options, futures and futures options.

The Company is a member of numerous securities and futures exchanges. The Company is a member of the Chicago Board Options Exchange ("CBOE"). The Company is also a corporate equity member of the Chicago Mercantile Exchange ("CME"), (via its parent company Belvedere Group LLC) and the Commodity Exchange, Inc ("COMEX"), as well as a trading participant of Intercontinental Exchange ("ICE") Futures Europe.

Belvedere Group LLC, a wholly owned subsidiary of Belvedere Holdings, LP, is the Company's sole member.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. GAAP and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation

Derivatives and securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned, securities sold, not yet purchased and derivatives are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Investments in options on futures represent obligations to purchase or sell futures at a specified date. The value of the open position is recorded as either an asset or a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open position. The Company records a realized gain or loss when the position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the option sold short in excess of the proceeds received.

Open trade equity in futures is included in receivable from broker-dealer and measured at closing exchange prices.

2. Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Depreciation and Amortization

U.S. GAAP requires that fixed assets be depreciated over the estimated useful life of the asset.

Receivables from and payables to broker-dealer

Receivables and payables relating to trades pending settlement are netted by broker-dealer and included in receivables from/payables to broker-dealer in the statement of financial condition.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

Exchange Memberships and Trading Rights

At December 31, 2017, the Company owned memberships at the CME and COMEX. The Company's memberships are reflected in the statement of financial condition at cost (fair value is shown parenthetically). U.S. GAAP requires that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value.

Income Taxes

The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of Belvedere Holdings, LP. Belvedere Holdings, LP is a limited liability company whose income or loss is includable in the tax returns of its owners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

2. Summary of Significant Accounting Policies, continued

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017.

Recently Issued Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which supersedes the leading guidance in the Accounting Standards Codification ("ASC") 840, Leases. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. The right-to-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

3. Agreements and Related Parties

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN"). This agreement allows the Company as the JBO participant to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class A preferred interest in ABN. The Company's investment in ABN is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million, exclusive of its interest investment.

The Company has expense sharing agreements with affiliate entities, which operate under common control (see below). At December 31, 2017, The Company had payables to related parties totaling $4,768,086. The Company settles related party liabilities by either cash payment or a direct impact to the contributed capital of the Company.

Team Belvedere LLC ("TB"), an affiliate, provides employment services to the Company. These services include, but are not limited to all employee compensation, health insurance and employment costs for the trading, technology and operational personnel. As of December 31, 2017, the Company had $4,768,086 payable to this affiliate.

3. Agreements and Related Parties, continued

Belvedere Infrastructure LLC ("BI") provides colocation and related connectivity costs to the Company. BI also provides all computer hardware, computer software, furniture and office equipment to the Company.

During the year, the Company settled $44,774,574 of net intercompany receivables and payables with affiliates through in-kind distributions to Belvedere Group LLC and ultimately Belvedere Holdings, LP. The affiliates have common ownership with the Company.

4. Receivables from Broker-Dealer

Receivables from broker-dealer is reported net, and includes cash balances due from ABN plus unrealized net gains on open futures contracts with ABN. Receivables from broker-dealer at December 31, 2017, consists of the following:

		Receivables
Cash	$	(569,175,047)
Unsettled transactions		604,092,834
Exchange-traded futures - open trade equity		(13,285,291)
	$	**21,632,496**

5. Credit Concentration

At December 31, 2017, a significant credit concentration consisted of approximately $60,091,023 at ABN.

The Company limits its exposure to credit risk by executing futures and options transaction through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

6. Derivative Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value, and as such do not qualify for ASC 815 hedge accounting treatment.

6. Derivative Financial Instruments, continued

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in derivatives owned or derivatives sold short, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealer, as applicable. All positions are reported in the accompanying statement of financial condition at fair value.

As a proprietary trading firm, the Company executes a high volume of transactions in futures and securities on a daily basis. The Company provides liquidity in most major markets on which it trades.

As of December 31, 2017, the Company's derivative activities have the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity	Receivables from/payables to broker-dealer	$ 12,841,250	$ -	$ 12,841,250
Commodities	Receivables from/payables to broker-dealer	-	(26,126,541)	(26,126,541)
Equity	Derivatives	5,646,087,721	(5,708,053,081)	(61,965,360)
Commodities	Derivatives	89,482,700	(77,041,163)	12,441,537
				$ (62,809,114)

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition.

6. Derivative Financial Instruments, continued

Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company limits its exposure to credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

7. Offsetting

The following table provides disclosure regarding the effect of offsetting of recognized assets and liabilities present in the statement of financial condition.

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount
Assets						
Futures Open Trade Equity	$ 12,841,250	$ (12,841,250)	$ -	$ -	$ -	$ -
Liabilities						
Futures Open Trade Equity	$ (26,126,541)	$ 12,841,250	$ (13,285,291)	$ -	$ -	$ (13,285,291)

8. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. Guarantees, continued

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options.

The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

9. Commitments and Contingencies

The Company conducts its operations in leased office facilities. The lease is subject to an escalation clause based on the operating expenses of the lessor. The lease is in the name of the Company, however the relationship and payments are managed by the Company's affiliate, Belvedere Infrastructure LLC. The costs of the office facilities and other leases are allocated proportionally to the Company. Refer to note 3 for further allocation details.

The minimum annual base rental commitments under non-cancelable operating leases are as follows as of December 31, 2017:

Year Ended December 31		
2018	$	665,518
2019		693,631
2020		770,690
2021		789,964
2022		809,795
Thereafter		1,536,004
	$	5,265,602

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its financial condition or results of operation.

10. Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Derivative financial instruments (futures and options) are exchange-traded in active markets that are valued using exchange settlement prices with reasonable levels of price transparency and are classified in Level 1 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level with the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment, and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2017, there were no transfers among levels.

10. Fair Value Measurement and Disclosures, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	
	Assets	**Liabilities**
	Securities Owned	**Securities Sold Short**
Equities	$ 150,606,341	$ 62,623,992
Equity Options	4,368,226,461	3,886,943,234
Futures Options	1,367,343,960	1,898,151,010
	$ 5,886,176,762	$ 5,847,718,236

At December 31, 2017, the Company held no Level 2 or Level 3 investments.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2017, the Company had net capital and net capital requirements of $51,434,085 and $100,000, respectively.

12. Subsequent Events

The Company's management has evaluated events and transactions, through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

BELVEDERE TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2017
AVAILABLE FOR PUBLIC INSPECTION